No. 11/07

IAMGOLD ANNOUNCES NEW MANAGEMENT APPOINTMENTS

Toronto, Ontario, April 25, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce new appointments to the Company’s management team. The additions to management were made as a result of the continuing integration after the Company’s 2006 acquisitions. These transactions transformed IAMGOLD to the top mid tier operator with one million ounces of gold production. The new management structure was required to ensure success of the newly acquired operations and accommodate future growth and transition.

Additions to the Management team:

Senior Vice President, Americas—Jacques Perron, formerly Vice President, Canada with Cambior, will lead the Americas portion of our operations portfolio which includes the Doyon division, Niobec and Rosebel, representing approximately 50% of the Company’s total production base. Once Camp Caiman reaches commercial production and when a production decision is made on La Arena, those facilities will also be his responsibility.

Senior Vice President, Project Development—Denis Miville-Deschênes, formerly General Manager of the Rosebel mine, will return to Canada to head the Project Development team. He will be responsible for the newly created Technical Services group and “Camroc”, as well as the Engineering group (formerly Projects and Construction). The mandate of Technical Services is to provide multi disciplinary technical evaluation to the Corporate Development or Operations groups, complete scoping and pre-feasibility studies for various projects, as well as, assist Engineering to complete feasibility studies and assist Operations with the evaluation of any significant capital expenditures as required.

Senior Vice President, Exploration—Michael Donnelly was appointed in late February 2007 to this position. Mr. Donnelly joined IAMGOLD after a thirty year tenure at Noranda / Falconbridge. He will lead the global exploration effort which includes the Americas and Africa.

Senior Vice President, Health, Safety and Sustainability—Ross Gallinger will head the function to ensure all health and safety, environmental and community relations requirements are met by the Company. He will be responsible for oversight regarding environmental permitting for all of our development projects as well as ensuring a consistent and proactive approach to community relations on our existing properties in production or otherwise.

Senior Vice President, Human Resources—Janet Wilkinson, a newly hired Toronto based individual will head the Human Resources department. Janet brings extensive experience in human resources particularly in the mining sector. She previously directed strategic planning for human resources at Falconbridge. She has led the human resources function at mine sites as well as in the corporate office.

“We now have in place a very strong management team with depth and experience,” commented Joseph Conway. “This team creates the foundation for success and will facilitate substantial development and further growth.”

This structure required new appointments within the existing management group:

Senior Vice President, Africa—John McCombe, formerly Vice President, Operations, will lead the regional operations mandate for our five investments in Africa which includes the management of our joint venture interests in Sadiola, Tarkwa, Damang and Yatela as well as the 100% ownership of the Mupane operation, representing approximately 50% of the Company’s total production base. Once Buckreef achieves commercial production, this facility will be his responsibility.

Senior Vice President, Corporate Affairs—Larry Phillips, formerly Vice President, Corporate Affairs, of IAMGOLD will head this group with a mandate of overseeing legal matters as well as corporate relations with governments and various stakeholders including employees and investors.

Senior Vice President, Corporate Development—Paul Olmsted, formerly Vice President, Corporate Development at IAMGOLD will continue his mandate to work with the other senior managers to actively seek new acquisition opportunities which will include exploration, development and operating projects, focusing primarily in the Americas and stable regions of Africa. There will be significant interactions with the Technical Services group.

For more detailed biographies of the IAMGOLD management team, visit http://www.iamgold.com/managementdirector.php.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.